Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2014 and 2013

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	June 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$3,372	$13,839
Accounts receivable, net (note 4)	140,473	160,636
Natural gas in storage	19,724	25,609
Supplies and consumables inventory	8,674	7,924
Regulatory assets (note 5)	49,436	26,125
Prepaid expenses	13,395	11,341
Notes receivable (note 6)	631	598
Deferred income tax asset	15,767	19,652
Income tax receivable	380	379
Derivative instruments (note 20)	4,732	9,176
Assets held for sale (note 12)	1,734	23,927
	258,318	299,206
Property, plant and equipment	2,864,052	2,708,704
Intangible assets	54,020	54,416
Goodwill	84,918	84,647
Regulatory assets (note 5)	164,927	164,223
Derivative instruments (note 20)	7,609	27,123
Long-term investments and notes receivable (note 6)	42,362	32,746
Deferred income tax asset (note 3(a))	63,004	86,632
Other assets	22,699	18,784
	$3,561,909	$3,476,481

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	June 30, 2014	December 31, 2013
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$35,698	$14,489
Accrued liabilities	126,307	146,338
Dividends payable	17,634	17,535
Regulatory liabilities (note 5)	19,493	21,632
Long-term liabilities (note 7)	8,439	8,339
Pension and other post-employment benefits	306	305
Other long-term liabilities	7,774	7,451
Advances in aid of construction	1,243	1,239
Derivative instruments (note 20)	3,030	2,492
Environmental obligations (note 18(a)(ii))	23,728	10,111
Preferred shares series C	1,101	1,038
Liabilities held for sale (note 12)	982	1,471
Income tax payable	4,799	5,159
Deferred credits	7,778	7,778
Deferred income tax liability	903	2,308
	259,215	247,685
Long-term liabilities (note 7)	1,380,821	1,247,249
Advances in aid of construction	77,746	77,697
Regulatory liabilities (note 5)	93,702	101,657
Deferred income tax liability	149,792	137,153
Derivative instruments (note 20)	18,434	13,729
Deferred credits	14,995	17,115
Pension and other post-employment benefits	70,901	70,532
Environmental obligation (note 18(a)(ii))	49,861	59,444
Other long-term liabilities	26,201	20,492
Preferred shares Series C	17,685	17,767
	1,900,138	1,762,835
Equity:
Preferred shares (note 9(b))	213,807	116,546
Common shares (note 9(a))	1,359,445	1,351,264
Additional paid-in capital (note 3(a))	30,558	7,313
Deficit	(477,493)	(488,406)
Accumulated other comprehensive loss (note 10)	(25,419)	(31,410)
Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,100,898	955,307
Non-controlling interests (note 3(a))	301,658	510,654
Total Equity	1,402,556	1,465,961
Commitments and contingencies (note 18)
Subsequent event (note 7)
	$3,561,909	$3,476,481

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenue
Regulated electricity sales and distribution	$45,232	$36,353	$103,396	$79,208
Regulated gas sales and distribution	71,263	48,582	279,126	138,671
Regulated water reclamation and distribution	16,381	14,808	31,022	26,874
Non-regulated energy sales	50,490	46,544	108,410	93,474
Other revenue	5,979	2,463	10,428	3,844
	189,345	148,750	532,382	342,071
Expenses
Operating	60,953	43,936	118,697	84,660
Regulated electricity purchased	24,725	20,958	58,905	46,961
Regulated gas purchased	33,009	24,890	172,476	83,940
Non-regulated energy purchased	5,805	4,950	26,064	12,349
Depreciation of property, plant and equipment	24,819	22,514	51,714	43,468
Amortization of intangible assets	1,072	1,061	2,151	2,100
Administrative expenses	8,246	7,348	15,973	12,205
Other amortization	314	(32)	664	(84)
Loss/(gain) on foreign exchange	825	(835)	(931)	(1,318)
	159,768	124,790	445,713	284,281
Operating income from continuing operations	29,577	23,960	86,669	57,790
Interest expense	16,155	12,889	32,354	25,088
Interest, dividend income and other income	(2,360)	(2,166)	(4,554)	(4,385)
Gain on asset disposal	(4)	—	(326)	—
Write down on note receivable	—	—	698	—
Write down on property, plant and equipment	293	—	293	—
Acquisition-related costs	224	521	497	1,014
Loss/(gain) on derivative financial instruments (note 20(b)(iv))	1,343	(518)	980	(1,904)
	15,651	10,726	29,942	19,813
Earnings from continuing operations before income taxes	13,926	13,234	56,727	37,977
Income tax expense/(recovery) (note 15)
Current	2,597	1,066	3,740	1,256
Deferred	3,213	(177)	13,940	5,980
	5,810	889	17,680	7,236
Earnings from continuing operations	8,116	12,345	39,047	30,741
Loss from discontinued operations net of tax (note 12)	(705)	(33,890)	(432)	(35,040)
Net earnings/(loss)	7,411	(21,545)	38,615	(4,299)
Net loss attributable to non-controlling interests (note 14)	(7,187)	(3,454)	(11,835)	(5,418)
Net earnings/(loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$14,598	$(18,091)	$50,450	$1,119
Basic net earnings per share from continuing operations (note 16)	$0.06	$0.07	$0.22	$0.16
Basic net loss per share from discontinued operations (note 16)	—	(0.17)	—	(0.17)
Basic net earnings/(loss) per share (note 16)	0.06	(0.09)	0.22	(0.01)
Diluted net earnings per share from continuing operations (note 16)	0.06	0.07	0.22	0.16
Diluted net loss per share from discontinued operations (note 16)	—	(0.16)	—	(0.17)
Diluted net earnings/(loss) per share (note 16)	$0.06	$(0.09)	$0.22	$(0.01)
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net earnings/(loss)	$7,411	$(21,545)	$38,615	$(4,299)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of tax of $164 and $204 (2013 - $nil and $133), respectively (notes 20(b)(iii) and 20(c))	(42,014)	41,882	5,390	65,936
Change in fair value of cash flow hedge, net of tax recovery of $4,904 and $8,772 (2013 - $1,973 and $2,711), respectively (note 20(b)(ii))	(7,162)	6,603	(19,086)	9,094
Change in fair value of available-for-sale investments	(243)	—	(243)	—
Change in unrealized pension and other post-retirement expense, net of tax recovery of $209 and $3 (2013 - $5 and $10), respectively (note 8)	(47)	10	(497)	23
Other comprehensive income/(loss), net of tax	(49,466)	48,495	(14,436)	75,053
Comprehensive income/(loss)	(42,055)	26,950	24,179	70,754
Comprehensive income/(loss) attributable to the non-controlling interests	(18,232)	17,538	(8,690)	27,157
Comprehensive income/(loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(23,823)	$9,412	$32,869	$43,597
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity
(thousands of Canadian dollars)

Six Months ended June 30, 2014
	Common Shares	Preferred Shares	Additional paid-in capital	Accumulated Deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2013	$1,351,264	$116,546	$7,313	$(488,406)	$(31,410)	$510,654	$1,465,961
Net earnings/(loss)	—	—	—	50,450		(11,835)	38,615
Other comprehensive income/(loss)	—	—	—		(17,581)	3,145	(14,436)
Dividends declared and distributions to non-controlling interests	—	—	—	(31,635)	—	(3,486)	(35,121)
Dividends and issuance of shares under dividend reinvestment plan	7,902	—	—	(7,902)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	8,976	8,976
Issuance of common shares under employee share purchase plan	279	—	—	—	—	—	279
Share-based compensation	—	—	832		—	—	832
Preferred Series D shares, net of costs (note 9(b))	—	97,261		—	—	—	97,261
Acquisition of non-controlling interest (notes 3(a))	—	—	22,413	—	23,572	(205,796)	(159,811)
Balance, June 30, 2014	$1,359,445	$213,807	$30,558	$(477,493)	$(25,419)	$301,658	$1,402,556

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Cash provided by (used in):
Operating Activities:
Net earnings from continuing operations	$8,116	$12,345	$39,047	$30,741
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	24,819	22,514	51,714	43,468
Amortization of intangible assets	1,072	1,061	2,151	2,100
Other amortization	1,217	287	1,608	863
Deferred income taxes	3,213	(177)	13,940	5,980
Unrealized loss/(gain) on derivative financial instruments	851	(1,057)	3,964	(2,201)
Share-based compensation	491	559	832	979
Cost of equity funds used for construction purposes	(491)	—	(1,007)	—
Pension and post-retirement expense	(640)	1,047	(876)	1,807
Write down of note receivable	—	—	698	—
Write down of property, plant and equipment	293	—	293	—
Changes in non-cash operating items (note 19)	45,163	23,332	(13,040)	(27,663)
Changes in non-cash operating items from discontinued operations (note 19)	702	473	509	(481)
Cash provided/(used) in discontinued operations	(261)	(90)	(453)	18
	84,545	60,294	99,380	55,611
Financing Activities:
Cash dividends on common shares	(13,367)	(12,263)	(27,242)	(24,676)
Cash dividends on preferred shares	(2,953)	(1,350)	(4,303)	(2,700)
Cash contributions from non-controlling interests	—	—	8,976	—
Cash distributions to non-controlling interests	(519)	(2,903)	(3,486)	(3,081)
Issuance of common shares	123	82	279	29,508
Issuance of preferred shares, net of costs	(259)	—	96,274	—
Deferred financing costs	(345)	(10)	(1,654)	(324)
Increase in long-term liabilities	258,563	364,042	674,204	392,654
Decrease in long-term liabilities	(251,641)	(213,336)	(545,427)	(258,063)
Increase/(decrease) in advances in aid of construction	(189)	2,327	62	2,477
Increase/(decrease) in other long-term liabilities	140	(301)	461	(1,057)
	(10,447)	136,288	198,144	134,738
Investing Activities:
Increase in restricted cash	(1,643)	(454)	(2,560)	(648)
Decrease/(increase) in other assets	51	(86)	(436)	(1,783)
Distributions received in excess of equity income	(355)	504	(212)	818
Proceeds from sale of discontinued operations (note 12)	20,826	22,052	20,826	22,052
Receipt of principal on notes receivable	79	133	156	203
Additions to property, plant and equipment	(102,478)	(39,377)	(179,376)	(55,785)
Acquisitions of operating entities	(8,197)	(159,486)	(8,845)	(172,189)
Acquisition of long-term investments	(10,606)	—	(10,606)	—
Acquisition of non-controlling interest (note 3(a))	—	—	(127,260)	—
	(102,323)	(176,714)	(308,313)	(207,332)
Effect of exchange rate differences on cash	(137)	669	322	1,247
Increase/(decrease) in cash and cash equivalents	(28,362)	20,537	(10,467)	(15,736)
Cash and cash equivalents, beginning of the period	31,734	16,849	13,839	53,122
Cash and cash equivalents, end of the period	$3,372	$37,386	$3,372	$37,386

Supplemental disclosure of cash flow information:	2014	2013	2014	2013
Cash paid during the period for interest expense	$9,387	$7,749	$28,356	$20,966
Cash paid during the period for income taxes	$1,263	$352	$1,351	$635
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$11,704	$6,146	$11,704	$6,146
See accompanying notes to unaudited interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and electric utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses.
APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities operates a portfolio of utilities in the United States of America providing electric, natural gas, water distribution or wastewater services.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”).
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2013 except for adopted accounting policies described in note 2(a).
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The U.S. Financial Accounting Standards Board ("FASB") issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This newly issued accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred income tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in some specific situations. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. This newly issued accounting standard permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This newly issued accounting standard provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.

(b)	Recent accounting pronouncements not yet adopted
The FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This newly issued accounting standard is intended to resolve the diverse accounting treatment of those awards in practice. This ASU is required to be applied for fiscal years and interim periods beginning after December 15, 2015. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.
The FASB and the International Accounting Standards Board have jointly issued a new revenue recognition standard codified in U.S. GAAP as ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This newly issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature. This ASU is required to be applied for fiscal years and interim periods beginning after December 15, 2016 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently assessing the impact the adoption of this standard might have on its financial position or results of operations.
The FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This newly issued accounting standard raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This ASU is required to be applied prospectively for fiscal years and interim periods beginning after December 15, 2014. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and development projects

(a)	Acquisition of non-controlling interest in U.S. Wind farms
On March 31, 2014, APCo acquired the remaining 40% interest in Wind Portfolio SponsorCo, LLC ("SponsorCo") not owned by APCo for approximately U.S. $115,000. SponsorCo indirectly holds the interests in Sandy Ridge, Senate and Minonk Wind acquired in 2012. As a result of the transaction, APCo now owns 100% of SponsorCo resulting in the elimination of the non-controlling interest in respect of the Class B partnership units of SponsorCo as follows:

Elimination of non-controlling interest in Class B partnership units	$205,796
Non-controlling interest portion of currency translation adjustment recorded to AOCI	(21,029)
Non-controlling interest portion of unrealized gain on cash flow hedges recorded to AOCI	(2,543)
Decrease in deferred income tax asset	(32,551)
Additional paid-in capital	(22,413)
Cash	$127,260

(b)	Acquisition of New England Gas System
On December 20, 2013, Liberty Utilities acquired certain regulated natural gas distribution utility assets (the “New England Gas System”) located in the State of Massachusetts. Total purchase price for the New England Gas System, net of the debt assumed, is approximately $67,012 (U.S. $62,745).
The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$8,321
Restricted cash	595
Property, plant and equipment	83,365
Regulatory assets	50,681
Other assets	1,221
Long-term debt	(25,349)
Regulatory liabilities	(9,874)
Pension and OPEB	(25,374)
Environmental obligation	(14,933)
Deferred income tax liability, net	(1,158)
Other liabilities	(483)
Total net assets acquired	$67,012
The Company has not completed the fair value measurements of the assets acquired and liabilities assumed. Currently, the determination of the fair value has been based upon management’s preliminary estimates of final closing adjustments, certain estimates and assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts above. The table above reflects an increase of U.S. $3,108 to the purchase price estimated on acquisition to reflect the latest information available.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and development projects (continued)

(b)	Acquisition of New England Gas System (continued)

Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of New England Gas System assets is 31 years.
All costs related to the acquisition have been expensed through the unaudited interim consolidated statements of operations.
New England Gas System contributed revenue of $15,747 and $64,328 and net earnings/(loss) of $(487) and $11,507 to the Company’s consolidated financial results for three and six months ended June 30, 2014.

(c)	Acquisition of Shady Oaks Wind Facility
Effective January 1, 2013, APCo acquired the 109.5 megawatt (“MW”) Shady Oaks wind powered generating facility (“Shady Oaks Wind Facility”). The purchase agreement provides for final purchase price adjustments based on working capital at the acquisition date, energy generated by the project and basis differences between the relevant node and hub prices which are expected to be finalized in the third quarter of 2014. Changes in measurement of the final purchase price adjustment subsequent to December 31, 2013, the end of the business combination measurement period, are recorded in current period operations. To that effect, a gain of U.S. $490 and U.S. $1,133 was recognized in the three and six months ended June 30, 2014.

(d)	Development of solar energy project
On January 4, 2012, APCo acquired rights to develop a 10 MWac solar project located near Cornwall, Ontario which has been granted a Feed-in-Tariff contract by the Ontario Power Authority for a 20 year term at a rate of $443/MWh. As at June 30, 2014, the Company has invested $40,145 in the development and construction of the solar energy project which is recorded as property, plant and equipment, as well as additional amounts related to development rights and other intangible assets, for a total investment of $46,442. The facility commenced commercial operations on March 27, 2014.

4.	Accounts receivable
Accounts receivable as at June 30, 2014 includes unbilled revenue of $16,745 (December 31, 2013 - $45,274) from the Company's regulated utilities. Accounts receivable as at June 30, 2014 is presented net of allowance for doubtful accounts of $15,275 (December 31, 2013 - $8,461).

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company`s regulated utility operating companies are accounted for under the principles of FASB ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, Liberty Utilities can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
On January 22, 2014, the Granite State Electric System entered a settlement with the New Hampshire Public Utilities Commission Staff in connection with its rate application filed on March 29, 2013. The settlement provides for a rate increase of U.S. $10,875 consisting of U.S. $9,760 in base rates and an additional U.S. $1,115 for incremental capital expended after the test year.  In addition, the settlement allows for a one time recovery of rate case expenses of  U.S. $390.  The settlement was approved on March 17, 2014 with the new permanent rates effective as of April 1, 2014 for effect with service rendered on and after July 1, 2013.
On April 18, 2014, LPSCo Water System received a Final Order from the Arizona Corporation Commission approving a rate increase of U.S. $1,767. New rates became effective on May 1, 2014.
On October 30, 2013, the Peach State Gas System filed its annual GRAM filing with the Georgia Public Service Commission.  In January 2014, Liberty Utilities and the Staff of the Commission agreed to a settlement which will provide an annual revenue increase of U.S. $4,759.  Commission approval was received in May 2014, with new rates effective as of June 1, 2014.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

5.	Regulatory matters (continued)

Regulatory assets and liabilities consist of the following:

	June 30, 2014	December 31, 2013
Regulatory assets
Environmental costs	$94,976	$85,029
Pension and post-employment benefits	59,874	64,997
Energy costs adjustment	29,627	15,904
Storm costs	4,313	5,437
Debt premium	4,397	4,504
Rate case costs	3,151	3,119
Vegetation management	2,707	2,297
Rate adjustment mechanism	4,314	28
Asset retirement obligation	1,511	1,468
Tax related	3,608	2,995
Other	5,885	4,570
Total regulatory assets	$214,363	$190,348
Less current regulatory assets	(49,436)	(26,125)
Non-current regulatory assets	$164,927	$164,223

Regulatory liabilities
Cost of removal	$70,115	$68,698
Rate-base offset	21,411	25,082
Energy costs adjustment	15,584	17,394
Pension and post-employment benefits	1,523	6,770
Rate adjustment mechanism	494	1,681
Storm costs	307	—
Tax related	134	133
Other	3,627	3,531
Total regulatory liabilities	$113,195	$123,289
Less current regulatory liabilities	(19,493)	(21,632)
Non-current regulatory liabilities	$93,702	$101,657

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

6.	Long-term investments and notes receivable
Long-term investments and notes receivable consist of the following:

	June 30, 2014	December 31, 2013
Long-term investments
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$4,926	$4,851
25% of Class B non-voting shares of Cochrane Power Corporation	3,772	3,772
Available-for-sale investment	5,623	—
50% interest in the Valley Power Partnership	1,729	1,718
Other	463	325
Total long-term investments	$16,513	$10,666

Notes receivable
Red Lily Senior loan, interest at 6.31%	$11,588	$11,588
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Chapais Énergie, Société en Commandite interest at 10.789%	947	1,928
Development loan, interest at 8%	4,641	—
Silverleaf resorts loan, interest at 15.48% maturing July 2020	2,156	2,149
Other	583	448
	26,480	22,678
Less: current portion	(631)	(598)
Total long-term notes receivable	$25,849	$22,080
Total long-term investments and notes receivable	$42,362	$32,746

The available-for-sale investment consists of equity of a publicly traded company acquired for $5,866 in the quarter. This investment is recorded at fair value with unrealized gains and losses generally recorded in other comprehensive income. As the financial instrument is traded in an active market, the fair value is based on the quoted market price at the unaudited interim consolidated balance sheet dates. An unrealized loss of $243 was recorded in other comprehensive income during the quarter.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities
Long-term liabilities consist of the following:

	June 30, 2014	December 31, 2013
APUC
Revolving unsecured credit facility	$13,400	$—
APCo
Revolving unsecured credit facility	109,060	124,570
Senior unsecured notes	484,518	284,757
Senior Debt - Shady Oaks Wind Facility	84,293	129,759
Senior Debt - Long Sault Hydro Facility	36,609	37,143
Senior Debt - Sanger Thermal Facility	20,486	20,421
Senior Debt - Chuteford Hydro Facility	3,228	3,417
Liberty Utilities
Revolving unsecured credit facility	66,154	85,620
Senior unsecured notes - Liberty Utilities Co.	389,455	388,214
Senior unsecured notes - Calpeco Electric System	74,690	74,452
Senior unsecured notes - Liberty Water Co.	53,350	53,180
Senior unsecured notes - Granite State Electric System	16,005	15,954
First mortgage bonds - New England Gas System	25,211	25,244
IDA Bonds - LPSCo Water System	11,675	11,668
Loans - Bella Vista Water System	1,126	1,189
	$1,389,260	$1,255,588
Less: current portion	(8,439)	(8,339)
	$1,380,821	$1,247,249

APCo
On January 17, 2014, APCo issued $200,000 senior unsecured debentures bearing interest at 4.65% and with a maturity date of February 15, 2022. The debentures were sold at a price of $99.864 per $100.00 principal amount. Interest payments is payable on February 15 and August 15 each year, commencing on February 15, 2014. APCo incurred deferred financing costs of $1,568, which are being amortized to interest expense over the term of the loan using the effective interest rate method. Concurrent with the offering, APCo entered into a cross currency swap, coterminous with the debentures, to economically convert the Canadian dollar denominated offering into U.S. dollars. APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swap and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income) related to the net investment.
Subsequent to quarter end, on July 31, 2014, APCo increased the credit available under the senior unsecured credit facility to $350,000 from $200,000. The larger facility will be used to provide additional liquidity in support of APCo's development pipeline to be completed over the next three years. The maturity of the facility has been extended from three to four years extending to July 31, 2018.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

8.	Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") recorded in the unaudited interim consolidated statements of operations. The employee benefit costs related to business acquired are recorded in the unaudited interim consolidated statements of operations from the date of acquisition.

	Pension benefits
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Service cost	$1,310	$755	$2,608	$1,380
Interest cost	2,045	1,087	4,089	2,049
Expected return on plan assets	(2,479)	(1,040)	(4,958)	(1,948)
Amortization of net actuarial (gain)/loss	(85)	1	(170)	4
Amortization of net regulatory assets/liabilities	499	122	$997	242
Net benefit cost	$1,290	$925	$2,566	$1,727

	OPEB
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Service cost	$527	$387	$1,054	$675
Interest cost	540	347	1,081	653
Expected return on plan assets	(157)	(150)	(315)	(297)
Amortization of net actuarial (gain)/loss	(157)	10	(315)	19
Amortization of net regulatory assets/liabilities	43	52	$86	103
Net benefit cost	$796	$646	$1,591	$1,153

9.	Shareholders’ capital

(a)	Common shares
Number of common shares:

June 30, 2014
Common shares, beginning of period	206,348,985
Issuance of shares under the dividend reinvestment and employee share purchase plans	1,106,167
Common shares, end of period	207,455,152

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital (continued)

(b)	Preferred shares
On March 5, 2014, APUC issued 4,000,000 Series D Preferred shares, at a price of $25 per share, for aggregate proceeds of $100,000 before issuance costs of $3,726 or $2,739 net of taxes.
The holders of the Series D Preferred shares are entitled to receive fixed cumulative preferential dividends at an annual rate of $1.25 per share, payable quarterly, as and when declared by the Board of Directors of APUC (the “Board”). The Series D Preferred shares yield 5.0% annually for the initial five-year period up to, but excluding March 31, 2019, with the first dividend payment occurring June 30, 2014. The dividend rate will reset on March 31, 2019, and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 3.28%. The Series D Preferred shares are redeemable at $25 per share at the option of the Company on March 31, 2019, and on March 31 of every fifth year thereafter. The holders of Series D Preferred shares have the right to convert their shares into Cumulative Floating Rate Preferred shares, Series E (the "Series E Preferred shares”), subject to certain conditions, on March 31, 2019, and on March 31 of every fifth year thereafter. The Series E Preferred shares carry the same features as the Series D Preferred shares, except that holders will be entitled to receive quarterly floating-rate cumulative dividends, as and when declared by the Board, at a rate equal to the then ninety-day Government of Canada treasury bill yield plus 3.28%. The holders of Series E Preferred shares will have the right to convert their shares back into Series D Preferred shares on March 31, 2019, and on March 31 of every fifth year thereafter. The Series D Preferred shares and the Series E Preferred shares do not have a fixed maturity date and are not redeemable at the option of the holders thereof.

(c)	Share-based compensation
On May 13, 2014, the Board approved the grant of 969,999 options to senior executives of the Company.  The options allow for the purchase of common shares at a price of $7.95, the market price of the underlying common share at the date of grant.  One-third of the options vest on each of January 1, 2015, 2016 and 2017. Options may be exercised up to eight years following the date of grant.
During the six months ended June 30, 2014, 10,581 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2014 Directors' fee in the form of DSUs.
During the quarter, the Company settled 22,665 vested performance share units (“PSUs”) for $162 in cash. The plan provides for settlement in cash or shares at the election of the Company. At the annual general meeting held on June 18, 2014, the shareholders approved a maximum of 500,000 shares issuable from Treasury to settle PSUs. With the ability to issue shares from Treasury or purchase shares on the market, the Company expects to settle the remaining PSUs in shares. As a result, the PSUs continue to be accounted for as equity awards.
For the three and six months ended June 30, 2014, APUC recorded $571 and $992 (2013 - $563 and $987) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at June 30, 2014, total unrecognized compensation costs related to non-vested options and share unit awards were $3,245 and $42, respectively, and are expected to be recognized over a period of 1.96 and 0.50 years, respectively.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

10.	Accumulated other comprehensive loss
Accumulated other comprehensive loss is comprised of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain/(loss) on cash flow hedges	Net change on available-for-sale investments	Pension and post-retirement actuarial loss	Total
Balance, January 1, 2013	$(105,957)	$3,596	$—	$(2,506)	$(104,867)
Other comprehensive income before reclassifications	48,486	10,357	—	16,698	75,541
Amounts reclassified from accumulated other comprehensive income	—	(2,113)	—	29	(2,084)
Net current period other comprehensive income	48,486	8,244	—	16,727	73,457
Balance, December 31, 2013	$(57,471)	$11,840	$—	$14,221	$(31,410)
Other comprehensive income (loss) before reclassifications	(3,737)	(21,115)	(243)	—	(25,095)
Amounts reclassified from accumulated other comprehensive loss	—	8,011	—	(497)	7,514
Net current period other comprehensive income/(loss)	(3,737)	(13,104)	(243)	(497)	(17,581)
Acquisition of non-controlling interest in U.S. Wind farms (note 3(a))	21,029	2,543	—	—	23,572
Balance, June 30, 2014	$(40,179)	$1,279	$(243)	$13,724	$(25,419)

11.	Cash dividends
All dividends of the Company are made on a discretionary basis as determined by the Board of the Company. For the three and six months ended June 30, 2014, the Company declared dividends to shareholders on common shares totaling $17,634 and $35,218, respectively (2013 - $17,425 and $33,272) or $0.0850 and $0.17, respectively per common share (2013 - $0.085 and $0.1625 per common share).
The Board declared a dividend on the Company’s common shares of $0.0850 per share payable on July 15, 2014 to the shareholders of record on June 30, 2014.
For the three and six months ended June 30, 2014, the Company declared and paid dividends to Preferred Share, Series A holders totaling $1,350 and $2,700, respectively (2013 - $1,350 and $2,700) or $0.28125 and $0.56250, respectively per Preferred Share, Series A (2013 - $0.28125 and $0.56250 per Series A Preferred share).
For the three and six months ended June 30, 2014, the Company declared dividends to Preferred Share, Series D holders totaling $1,603 and $1,603, respectively (2013 - $nil) or $0.4007 and $0.4007 per Series D Preferred share (2013 - $nil per Series D Preferred share).

12.	Divestitures

(a)	EFW held for sale

During the second quarter of 2013, the Company initiated a strategic review of the Company’s business plan and opportunities available for its Energy From Waste (“EFW Thermal Facility”) and Brampton Cogeneration Inc. (“BCI Thermal Facility”). As a result of the review, the Company decided to sell the facilities. In  2013, the net assets of EFW and BCI were written down to their estimated fair value less cost of sale which resulted in a write down of the net assets of $56,851 before tax, or $42,538 net of tax of $14,313.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

12.	Divestitures (continued)

On February 7, 2014, the Company entered into an agreement to sell EFW and BCI Thermal Facilities and the transaction closed on April 4, 2014 for its estimated fair value and is subject to final post closing adjustments.

(b)	Sale of U.S. Hydro facilities
On June 29, 2013, APCo sold 9 small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company, for gross proceeds of U.S. $23,400 for a gain on sale of U.S. $960, net of tax recovery of U.S. $1,605.
On June 16, 2014, APCo sold its final small U.S. hydroelectric generating facility for U.S. $3,600.

(c)	Results from discontinued operations
The assets of EFW and BCI Thermal Facilities and the small U.S. hydroelectric facilities are presented as assets held for sale on the unaudited interim consolidated balance sheets and the operating results from these facilities are disclosed as discontinued operations on the unaudited interim consolidated financial statements.
The summary of operating results and cash flows from discontinued operations for the three and six months ended June 30 is as follows:

	Three months ended June 30,
	2014	2013
Non-regulated energy sales	$171	$2,718
Waste disposal fees	111	2,037
Other and interest income	5	94
Operating and administrative expenses	(726)	(5,480)
Foreign exchange	(45)	42
Depreciation of property, plant and equipment	—	(928)
Interest expense	(19)	(43)
Gain on sale of assets	242	1,155
Write-down of assets	(450)	(47,651)
Deposit on sale	13	—
Loss from discontinued operations, before income taxes	(698)	(48,056)
Income tax (expense)/recovery	(7)	14,166
Gain/(loss) from discontinued operations, net of income taxes	(705)	(33,890)
Add:
Depreciation of property, plant and equipment	—	928
Write off of accounts receivable	(13)	—
Write-down of assets	450	47,651
Net proceeds from dispositions	20,826	22,052
Contingent liability	—	(613)
Income tax expense/(recovery)	7	(14,166)
Cash provided/(used) in discontinued operations	$20,565	$21,962

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

12.	Divestitures (continued)

(c)	Results from discontinued operations (continued)

	Six months ended June 30,
	2014	2013
Non-regulated energy sales	$2,174	$6,056
Waste disposal fees	2,233	3,950
Other and interest income	63	253
Operating and administrative expenses	(5,278)	(10,763)
Foreign exchange	4	67
Depreciation of property, plant and equipment	—	(2,483)
Interest expense	(31)	(87)
Gain on sale of assets	382	1,155
Write-down of assets	(450)	(47,651)
Deposit on sale	143	—
Loss from discontinued operations, before income taxes	(760)	(49,503)
Income tax recovery	328	14,463
Gain/(loss) from discontinued operations, net of income taxes	(432)	(35,040)
Add:
Depreciation of property, plant and equipment	—	2,483
Write off of accounts receivable	(143)	—
Write-down of assets	450	47,651
Net proceeds from disposition	20,826	22,052
Contingent liability	—	(613)
Income tax recovery	(328)	(14,463)
Cash provided/(used) in discontinued operations	$20,373	$22,070
Assets held-for-sale were as follows:

	June 30, 2014	December 31, 2013
Property, plant and equipment	$—	$21,193
Accounts receivable and prepaid expenses	1,734	2,734
Total assets held for sale, current	$1,734	$23,927

 Liabilities held-for-sale were as follows:

	June 30, 2014	December 31, 2013
Accounts payable and accrued liabilities	$982	$1,471

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

13.	Related party transactions
A member of the Board of Directors of APUC is an executive at Emera Inc. ("Emera"). For the three and six months ended June 30, 2014, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,497 and U.S. $3,012, respectively (2013 - U.S. $1,527 and U.S, $3,162). For the three and six months ended June 30, 2014, Liberty Utilities purchased natural gas amounting to U.S. $1,765 and U.S. $4,742 (2013 - U.S. $156 and U.S. $712) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There were no amounts outstanding related to these transactions at the end of the periods.
Ian Robertson and Chris Jarratt ("Senior Executives"), Chief Executive Officer and Vice-Chair of APUC respectively, partially own an entity from which APUC leases its head office facilities. Base lease costs for the three and six months ended June 30, 2014 were $79 and $158, respectively (2013 - $84 and $168). The current office lease for a portion of its head office facilities expires on December 31, 2015. On January 3, 2014, through a wholly owned subsidiary, APUC acquired a new office facility from a third party. Occupancy is expected to occur in the third quarter of 2014 at which time the currently occupied premises will be subleased to third parties.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests
Net earnings/(loss) attributable to non-controlling interests consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net earnings attributable to Class B partnership units of SponsorCo	$—	$4,039	$3,483	$7,107
Net loss attributable to Class A partnership units	(7,485)	(7,532)	(15,975)	(12,564)
Other	298	39	657	39
Total net loss attributable to non-controlling interests	$(7,187)	$(3,454)	$(11,835)	$(5,418)

On March 31, 2014, APCo acquired the remaining Class B partnership units of SponsorCo from the non-controlling interest holder. As a result of the transaction, APCo now owns 100% of SponsorCo (note 3(a)).

15.    Income taxes
For the six months ended June 30, 2014, the Company’s overall effective tax rate was different than the statutory rate of 26.50% (2013 - 26.50%) due primarily to recognition of deferred credits, higher tax rates in U.S. subsidiaries, minority interest partner’s tax expenses, inter-corporate dividends, and non deductible expenses.
Included in deferred income tax expense/(recovery) for the three and six months ended June 30, 2014 is ($1,257) and $2,120, respectively (2013 - $1,198 and $3,514) related to the recognition of deferred credits from the utilization of deferred income tax assets.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

16.	Basic and diluted net earnings per share
Basic and diluted net earnings/(loss) per share have been calculated on the basis of net earnings/(loss) attributable to the common shareholders of the Company and the weighted average number of common shares outstanding during the period. Diluted net earnings/(loss) per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, PSUs, DSUs and shareholders’ rights. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted net earnings/(loss) per share by application of the treasury stock method.
The reconciliation of the net earnings/(loss) and the weighted average shares used in the computation of basic and diluted net earnings/(loss) per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net earnings/(loss) attributable to shareholders of APUC	$14,598	$(18,091)	$50,450	$1,119
Series A Preferred shares dividend (note 11)	1,350	1,350	2,700	2,700
Series D Preferred shares dividend (note 11)	1,603	—	1,603	—
Net earnings/(loss) attributable to common shareholders of APUC	$11,645	$(19,441)	$46,147	$(1,581)
Discontinued operations	(705)	(33,890)	(432)	(35,040)
Net earnings attributable to common shareholders of APUC from continuing operations - Basic and Diluted	$12,350	$14,449	$46,579	$33,459
Weighted average number of shares
Basic	207,354,112	204,908,701	207,067,645	202,802,827
Dilutive effect of share-based awards	1,145,253	1,160,065	1,264,678	1,112,381
Diluted	208,499,365	206,068,766	208,332,323	203,915,208
For the three and six months ended June 30, 2014, the shares potentially issuable as a result of 1,786,401 and 1,786,401 stock options, respectively (2013 – 816,402 and 816,407) are excluded from this calculation as they are anti-dilutive.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information
APUC has two business units: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric and natural gas distribution services.
Within APCo there are two operating segments: Renewable Energy and Thermal Energy. The Renewable Energy division operates the Company’s hydro-electric, solar energy, and wind power facilities. The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities.
Within Liberty Utilities there are the following operating segments: Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). Liberty Utilities (West) is comprised of Calpeco Electric System and the water distribution and wastewater utilities located in Arizona. Liberty Utilities (Central) is comprised of the Midwest Gas System and the water distribution and wastewater utilities located in Arkansas, Texas, Missouri and Illinois. Liberty Utilities (East) is comprised of the New Hampshire Electric and Gas Systems, Peach State Gas System and New England Gas System. Acquisition costs are not considered in management's evaluation of divisional performance and is therefore allocated and reported in the corporate segment.
The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivatives instruments not designated in a hedging relationship and acquisition costs are not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment.
The results of operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Three months ended June 30, 2014
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$18,719	$26,513	$45,232	$—	$45,232
Regulated gas sales and distribution	—	—	—	14,942	—	56,321	71,263	—	71,263
Regulated water reclamation and distribution	—	—	—	5,253	11,128	—	16,381	—	16,381
Non-regulated energy sales	41,406	9,084	50,490	—	—	—	—	—	50,490
Other revenue	4,417	794	5,211	—	3	765	768	—	5,979
Total revenue	45,823	9,878	55,701	20,195	29,850	83,599	133,644	—	189,345
Operating expenses	11,834	2,862	14,696	8,233	9,108	28,901	46,242	15	60,953
Regulated electricity purchased	—	—	—	—	8,715	16,010	24,725	—	24,725
Regulated gas purchased	—	—	—	7,416	—	25,593	33,009	—	33,009
Non-regulated energy purchased	1,965	3,840	5,805	—	—	—	—	—	5,805
	32,024	3,176	35,200	4,546	12,027	13,095	29,668	(15)	64,853
Depreciation of property, plant and equipment	(12,141)	(1,449)	(13,590)	(2,890)	(3,221)	(4,411)	(10,522)	(707)	(24,819)
Amortization of intangible assets	(676)	(213)	(889)	(22)	(161)	—	(183)	—	(1,072)
Administrative expenses	(3,115)	(84)	(3,199)	(1,004)	(1,522)	(2,955)	(5,481)	434	(8,246)
Other amortization	—	—	—	415	(222)	(507)	(314)	—	(314)
Foreign exchange loss	—	—	—	—	—	—	—	(825)	(825)
Interest expense	(8,496)	(597)	(9,093)	(1,235)	(1,755)	(2,783)	(5,773)	(1,289)	(16,155)
Interest, dividend and other income	389	161	550	55	525	388	968	842	2,360
Gain on asset disposal	—	4	4	—	—	—	—	—	4
Write down of property, plant and equipment	—	—	—	—	(293)	—	(293)	—	(293)
Acquisition-related costs	—	—	—	—	—	—	—	(224)	(224)
Gain/(loss) on derivative financial instruments	(1,957)	—	(1,957)	—	—	—	—	614	(1,343)
Earnings/(loss) from continuing operations before income taxes	6,028	998	7,026	(135)	5,378	2,827	8,070	(1,170)	13,926
Loss from discontinued operations before income taxes	(332)	(366)	(698)	—	—	—	—	—	(698)
Earnings/(loss) before income taxes	$5,696	$632	$6,328	$(135)	$5,378	$2,827	$8,070	$(1,170)	$13,228
Capital expenditures	$64,737	$1,568	$66,305	$7,856	$7,892	$19,219	$34,967	$1,206	$102,478
Acquisition of operating entities	—	—	—	4,878	—	3,319	8,197	—	8,197

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Six months ended June 30, 2014
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$40,449	$62,947	$103,396	$—	$103,396
Regulated gas sales and distribution	—	—	—	58,461	—	220,665	279,126	—	279,126
Regulated water reclamation and distribution	—	—	—	10,304	20,718	—	31,022	—	31,022
Non-regulated energy sales	84,987	23,423	108,410	—	—	—	—	—	108,410
Other revenue	7,418	1,559	8,977	—	5	1,446	1,451	—	10,428
Total revenue	92,405	24,982	117,387	68,765	61,172	285,058	414,995	—	532,382
Operating expenses	23,009	5,178	28,187	16,135	18,355	55,990	90,480	30	118,697
Regulated electricity purchased	—	—	—	—	20,183	38,722	58,905	—	58,905
Regulated gas purchased	—	—	—	37,488	—	134,988	172,476	—	172,476
Non-regulated energy purchased	12,389	13,675	26,064	—	—	—	—	—	26,064
	57,007	6,129	63,136	15,142	22,634	55,358	93,134	(30)	156,240
Depreciation of property, plant and equipment	(24,003)	(2,910)	(26,913)	(5,936)	(6,888)	(10,972)	(23,796)	(1,005)	(51,714)
Amortization of intangible assets	(1,339)	(442)	(1,781)	(46)	(324)	—	(370)	—	(2,151)
Administrative expenses	(6,418)	(169)	(6,587)	(1,676)	(2,837)	(4,927)	(9,440)	54	(15,973)
Other amortization	—	—	—	814	(473)	(1,005)	(664)	—	(664)
Foreign exchange gain	—	—	—	—	—	—	—	931	931
Interest expense	(16,685)	(978)	(17,663)	(2,648)	(3,939)	(6,237)	(12,824)	(1,867)	(32,354)
Interest, dividend and other income	777	(22)	755	150	849	792	1,791	2,008	4,554
Write down on note receivable	—	(698)	(698)	—	—	—	—	—	(698)
Gain on asset disposal	—	326	326	—	—	—	—	—	326
Write down of property, plant and equipment	—	—	—	—	(293)	—	(293)	—	(293)
Acquisition-related costs	—	—	—	—	—	—	—	(497)	(497)
Gain/(loss) on derivative financial instruments	141	—	141	—	—	—	—	(1,121)	(980)
Earnings/(loss) from continuing operations before income taxes	9,480	1,236	10,716	5,800	8,729	33,009	47,538	(1,527)	56,727
Earnings/(loss) from discontinued operations before income taxes	(716)	(44)	(760)	—	—	—	—	—	(760)
Earnings/(loss) before income taxes	$8,764	$1,192	$9,956	$5,800	$8,729	$33,009	$47,538	$(1,527)	$55,967
Capital expenditures	$75,983	$3,002	$78,985	$13,435	$9,663	$31,410	$54,508	$45,883	$179,376
Acquisition of operating entities	—	—	—	4,878	—	3,967	8,845	—	8,845

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Three months ended June 30, 2013
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$17,524	$18,829	$36,353	$—	$36,353
Regulated gas sales and distribution	—	—	—	14,033	—	34,549	48,582	—	48,582
Regulated water reclamation and distribution	—	—	—	4,693	10,115	—	14,808	—	14,808
Non-regulated energy sales	37,903	8,641	46,544	—	—	—	—	—	46,544
Other revenue	1,986	474	2,460	—	3	—	3	—	2,463
Total revenue	39,889	9,115	49,004	18,726	27,642	53,378	99,746	—	148,750
Operating expenses	9,645	2,687	12,332	7,061	8,352	16,191	31,604	—	43,936
Regulated electricity purchased	—	—	—	—	8,238	12,720	20,958	—	20,958
Regulated gas purchased	—	—	—	7,023	—	17,867	24,890	—	24,890
Non-regulated energy purchased	952	3,998	4,950	—	—	—	—	—	4,950
	29,292	2,430	31,722	4,642	11,052	6,600	22,294	—	54,016
Depreciation of property, plant and equipment	(9,424)	(2,750)	(12,174)	(2,072)	(3,302)	(4,966)	(10,340)	—	(22,514)
Amortization of intangible assets	(663)	(213)	(876)	(19)	(166)	—	(185)	—	(1,061)
Administrative expenses	(3,461)	(140)	(3,601)	(804)	(2,289)	(851)	(3,944)	197	(7,348)
Other amortization	—	—	—	924	(788)	(104)	32	—	32
Foreign exchange gain	—	—	—	—	—	—	—	835	835
Interest expense	(6,619)	(165)	(6,784)	(907)	(4,833)	(2,563)	(8,303)	2,198	(12,889)
Interest, dividend and other income	553	(482)	71	129	235	973	1,337	758	2,166
Acquisition-related costs	(289)	—	(289)	(14)	—	(218)	(232)	—	(521)
Gain/(loss) on derivative financial instruments	258	—	258	—	—	—	—	260	518
Earnings/(loss) from continuing operations before income taxes	9,647	(1,320)	8,327	1,879	(91)	(1,129)	659	4,248	13,234
Earnings/(loss) from discontinued operations before income taxes	1,427	(49,483)	(48,056)	—	—	—	—	—	(48,056)
Earnings/(loss) before income taxes	$11,074	$(50,803)	$(39,729)	$1,879	$(91)	$(1,129)	$659	$4,248	$(34,822)
Capital expenditures	$7,871	$98	$7,969	$6,414	$2,239	$22,103	$30,756	$652	$39,377
Acquisition of operating entities	2,311	—	2,311	584	—	156,591	157,175	—	159,486

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Six months ended June 30, 2013
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$38,579	$40,629	$79,208	$—	$79,208
Regulated gas sales and distribution	—	—	—	45,202	—	93,469	138,671	—	138,671
Regulated water reclamation and distribution	—	—	—	8,304	18,570	—	26,874	—	26,874
Non-regulated energy sales	76,710	16,764	93,474	—	—	—	—	—	93,474
Other revenue	2,703	1,124	3,827	—	17	—	17	—	3,844
Total revenue	79,413	17,888	97,301	53,506	57,166	134,098	244,770	—	342,071
Operating expenses	18,543	5,248	23,791	13,442	17,882	29,545	60,869	—	84,660
Regulated electricity purchased	—	—	—	—	19,809	27,152	46,961	—	46,961
Regulated gas purchased	—	—	—	27,865	—	56,075	83,940	—	83,940
Non-regulated energy purchased	3,327	9,022	12,349	—	—	—	—	—	12,349
	57,543	3,618	61,161	12,199	19,475	21,326	53,000	—	114,161
Depreciation of property, plant and equipment	(20,446)	(4,081)	(24,527)	(4,038)	(6,285)	(8,618)	(18,941)	—	(43,468)
Amortization of intangible assets	(1,326)	(422)	(1,748)	(40)	(312)	—	(352)	—	(2,100)
Administrative expenses	(5,965)	(391)	(6,356)	(548)	(2,996)	(1,320)	(4,864)	(985)	(12,205)
Other amortization	—	—	—	706	(442)	(180)	84	—	84
Foreign exchange gain	—	—	—	—	—	—	—	1,318	1,318
Interest expense	(13,092)	(760)	(13,852)	(938)	(6,981)	(2,649)	(10,568)	(668)	(25,088)
Interest, dividend and other income	937	(238)	699	168	874	1,345	2,387	1,299	4,385
Acquisition-related costs	(366)	—	(366)	(61)	—	(587)	(648)	—	(1,014)
Gain on derivative financial instruments	695	—	695	—	—	—	—	1,209	1,904
Earnings/(loss) from continuing operations before income taxes	17,980	(2,274)	15,706	7,448	3,333	9,317	20,098	2,173	37,977
(Loss)/gain from discontinued operations before income taxes	2,114	(51,617)	(49,503)	—	—	—	—	—	(49,503)
Earnings/(loss) before income taxes	$20,094	$(53,891)	$(33,797)	$7,448	$3,333	$9,317	$20,098	$2,173	$(11,526)
Capital expenditures	$11,957	$278	$12,235	$13,509	$3,669	$25,665	$42,843	$707	$55,785
Acquisition of operating entities	(1,698)	—	(1,698)	27,545	—	146,342	173,887	—	172,189

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

June 30, 2014
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Property, plant and equipment	$1,424,510	$80,157	$1,504,667	$230,232	$391,977	$690,074	$1,312,283	$47,102	$2,864,052
Intangible assets	27,129	5,286	32,415	2,673	18,932	—	21,605	—	54,020
Total Assets held for sale	—	1,734	1,734	—	—	—	—	—	1,734
Total assets	1,542,449	97,653	1,640,102	288,628	460,291	1,014,734	1,763,653	158,154	3,561,909

December 31, 2013
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Property, plant and equipment	$1,364,843	$79,828	$1,444,671	$215,090	$387,715	$661,228	$1,264,033	$—	$2,708,704
Intangible assets	26,802	5,698	32,500	2,709	19,207	—	21,916	—	54,416
Total Assets held for sale	3,860	20,067	23,927	—	—	—	—	—	23,927
Total assets	1,492,144	116,922	1,609,066	285,555	461,025	927,051	1,673,631	193,784	3,476,481

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

i)
On October 21, 2011, the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.

The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,200. In 2012, the Company paid an amount of $1,884 to the government of Québec in relation to the early years covered by the claim in order to mitigate the impact of accruing interest on any amount ultimately determined to be payable or recoverable.

ii)
The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the United States Environmental Protection Agency, the New Hampshire Department of Environmental Services and the Massachusetts Department of Environmental Protection.

Like most other industrial companies, the gas and electric distribution utilities generate some hazardous waste. Under federal and state laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred. In the case of regulated utilities these costs are often allowed in rate case proceedings to be recovered from rate payers over a specified period.
Prior to their acquisition by Liberty Utilities, EnergyNorth Gas, Granite State Electric and New England Gas Systems were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of Manufactured Gas Plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.
The Company estimates the remaining undiscounted, unescalated cost of these MGP-related environmental cleanup activities will be $72,147 which at discount rates ranging from 1.4% to 3.15% represents the recorded accrual of $73,589 as at June 30, 2014 (December 31, 2013 - $69,555).
By rate orders, the Regulator provided for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and, accordingly, as at June 30, 2014, the Company has reflected a regulatory asset of $94,976 (December 31, 2013 - $85,029) for the MGP and related sites (note 5).

(b)	Commitments

As a result of the dam safety legislation passed in Quebec (Bill C93), APUC has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. The assessments have identified a number of remedial measures required to meet the new safety standards. APUC currently estimates further capital expenditures of approximately $7,300 over a period of five years related to compliance with the legislation. As a result of ice damage to one dam during the spring thaw, a reassessment of the remedial measures needing to be taken at that facility are under review.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies (continued)

(b)	Commitments (continued)

APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Purchased power	$62,842	$22,485	$—	$—	$—	$—	$85,327
Gas delivery, service and supply agreements	52,903	31,512	17,560	13,130	12,847	58,099	186,051
Service agreements	22,844	27,186	29,066	28,198	27,704	471,234	606,232
Capital projects	31,579	—	—	—	—	—	31,579
Operating leases	5,343	4,602	3,988	3,805	3,538	84,365	105,641
Total	$175,511	$85,785	$50,614	$45,133	$44,089	$613,698	$1,014,830

19.	Non-cash operating items
The changes in non-cash operating items from discontinued operations is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Accounts receivable	$1,453	$240	$916	$(432)
Prepaid expenses	42	76	(43)	(120)
Accrued liabilities	(793)	157	(364)	71
	$702	$473	$509	$(481)

The changes in non-cash operating items is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Accounts receivable	$66,630	$30,129	$22,181	$(5,114)
Related party balances	—	17	—	30
Natural gas inventory	(13,285)	(10,026)	5,885	(449)
Supplies and consumable inventory	65	(1,189)	(710)	(2,289)
Income tax receivable	10	(20)	(1)	(32)
Prepaid expenses	(2,050)	1,372	(2,120)	(1,742)
Accounts payable	22,031	(4,272)	21,711	(10,337)
Accrued liabilities	(20,239)	994	(30,551)	(17,071)
Current income tax liability	(1,467)	662	(360)	571
Net regulatory assets and liabilities	(6,532)	5,665	(29,075)	8,770
	$45,163	$23,332	$(13,040)	$(27,663)

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments

(a)	Fair value of financial instruments

June 30, 2014
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$26,480	$29,484	$—	$—	$29,484
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	7,563	7,563	—	—	7,563
Energy contracts not designated as a cashflow hedge	2,041	2,041	—	—	2,041
Cross-currency swaps designated as a foreign exchange hedge	2,406	2,406	—	2,406	—
Commodity contracts for regulated operations	332	332	—	332	—
Total derivative financial instruments	12,342	12,342	—	2,738	9,604
Total financial assets	$38,822	$41,826	$—	$2,738	$39,088
Long-term liabilities	$1,389,260	$1,476,413	$374,275	$1,102,138	$—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	10,627	10,627	—	—	10,627
Energy contracts not designated as a cashflow hedge	86	86	—	—	86
Cross-currency swaps designated as a foreign exchange hedge	8,079	8,079	—	8,079	—
Interest rate swaps not designated as a hedge	2,338	2,338	—	2,338	—
Commodity contracts for regulated operations	334	334	—	334	—
Total derivative financial instruments	21,464	21,464	—	10,751	10,713
Total financial liabilities	$1,410,724	$1,497,877	$374,275	$1,112,889	$10,713

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(a)Fair value of financial instruments (continued)

December 31, 2013
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$22,678	$26,321	$—	$—	$26,321
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	31,971	31,971	—	—	31,971
Energy contracts not designated as a cashflow hedge	3,737	3,737	—	—	3,737
Cross-currency swap designated as a foreign exchange hedge	109	109	—	109	—
Commodity contracts for regulated operations	482	482	—	482	—
Total derivative financial instruments	36,299	36,299	—	591	35,708
Total financial assets	$58,977	$62,620	$—	$591	$62,029
Long-term liabilities	$1,255,588	$1,261,340	$296,986	$964,354	$—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	4,781	4,781	—	—	4,781
Cross-currency swap designated as a foreign exchange hedge	7,947	7,947	—	7,947	—
Interest rate swaps not designated as a hedge	3,180	3,180	—	3,180	—
Commodity contracts for regulated operations	313	313	—	313	—
Total derivative financial instruments	16,221	16,221	—	11,440	4,781
Total financial liabilities	$1,271,809	$1,277,561	$296,986	$975,794	$4,781

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value (a level 2 measurement) as at June 30, 2014 and December 31, 2013 due to the short-term maturity of these instruments.
Notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
APUC has long-term liabilities at fixed interest rates and variable rates. The estimated fair value is calculated using current interest rates.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is based on an income approach using an option pricing model that includes various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $nil during the six months ended June 30, 2014 or 2013.
The Company’s Level 3 fair value derivative instruments consist of energy contracts for energy sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from U.S. $20.96 to U.S. $154.46 as of June 30, 2014  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts are detailed in notes 20(b)(ii) and 20(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or six months ended June 30, 2014 or 2013.

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value each reporting period.
(i)     Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sales prices to regulated customers. The accounting for these derivative instruments is subject to current guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the accompanying unaudited interim consolidated balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5).
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2014
Financial contracts: Gas swaps	2,456,841
Gas options	1,308,504
3,765,345

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)     Cash flow hedges
APCo reduces the price risk on the expected future sale of power generation at the Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price
Energy delivered less existing swap	December 2014	U.S. $	32.64	PJM Western HUB
Energy delivered less existing swap	December 2014	U.S. $	25.64	NI HUB
Energy delivered less existing swap	December 2014	U.S. $	27.39	ERCORT North HUB
125,798	December 2016		$67.58	AESO
965,125	December 2022	U.S. $	42.81	PJM Western HUB
4,124,465	December 2022	U.S. $	30.25	NI HUB
4,468,824	December 2027	U.S. $	36.46	ERCORT North HUB
As at June 30, 2014, an amount receivable under the derivatives for the Sandy Ridge, Senate and Minonk Wind Facilities of $11,083 (December 31, 2013 - $7,344) was held as collateral by the counterparty.

The following table summarizes changes in other comprehensive income/(loss) attributable to derivative financial instruments designated as a hedge, net of tax:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Effective portion of cash flow hedge, gain	$(7,155)	$6,610	$(19,071)	$9,108
Gain (loss) realized on cash flow hedge	(7)	(7)	(15)	(14)
	$(7,162)	$6,603	$(19,086)	$9,094
Less non-controlling interest	—	(3,649)	5,982	(4,939)
Change in fair value of cash flow hedge in other comprehensive income/(loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(7,162)	$2,954	$(13,104)	$4,155
The Company expects $1,493 of unrealized gains currently in accumulated other comprehensive loss to be reclassified into net earnings/(loss) within the next twelve months, as the underlying hedged transactions settle.
The ineffective portion of derivative financial instruments designated as a hedge is recorded as part of loss/(gain) on derivative financial instruments on the unaudited interim consolidated statements of operations (note 20(b)(iv)).

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
Concurrent with its $150,000 and $200,000 debentures offering in December 2012 and January 2014, respectively, APCo entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swaps and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swaps and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income/(loss)) related to the net investment. A foreign currency gain of $13,495 and $3,525, respectively (2013 - foreign currency loss of $3,582 and $4,592) was recorded in other comprehensive income/(loss) during the three and six months ended June 30, 2014.

(iv)	Other derivatives
APCo provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated through the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in net earnings/(loss) as they occur.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price
10,743	August 2014	U.S. $	U.S. $49.25	PJM Western HUB
44,369	August 2014	U.S. $	U.S. $41.55	NI HUB
20,657	August 2014	U.S. $	U.S. $54.90	ERCORT North HUB
42,838	March 2015	U.S. $	U.S. $49.46	NBSO - Salisbury

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)
For derivatives that are not designated as cash flow hedges, and for the ineffective portion of gains and losses on derivatives that are accounted as hedges, the changes in the fair value are immediately recognized in net earnings/(loss).
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Change in unrealized (gain)/loss on derivative financial instruments:
Interest rate swaps	$(452)	$(759)	$(842)	$(1,043)
Energy derivative contracts	(279)	499	1,881	(166)
Total change in unrealized loss/(gain) on derivative financial instruments	$(731)	$(260)	$1,039	$(1,209)
Realized loss/(gain) on derivative financial instruments:
Interest rate swaps	492	512	982	998
Energy derivative contracts	—	27	(3,966)	(701)
Total realized loss/(gain) on derivative financial instruments	$492	$539	$(2,984)	$297
Loss/(gain) on derivative financial instruments	$(239)	$279	$(1,945)	$(912)
Ineffective portion of derivatives financial instruments accounted for as designated hedges	$1,582	$(797)	$2,925	(992)
Loss/(gain) on derivative financial instruments	$1,343	$(518)	$980	$(1,904)

(c)	Risk management
Foreign currency risk
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations.
APCo designates the amounts drawn on its bank credit facility denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of APCo’s facility that is designated a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in other comprehensive income/(loss)) related to the net investment, to the extent it is effective as a hedge. A foreign currency loss of $1,014 was recorded in other comprehensive income/(loss) during the six months ended June 30, 2014 (2013 - $1,809).
Interest rate risk
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.
APCo is party to an interest rate swap whereby, the Company pays a fixed interest rate of 4.47% on a notional amount of $61,624 and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. As at June 30, 2014, the estimated fair value of the interest rate swap was a liability of $2,338 (December 31, 2013 – liability of $3,180). This interest rate swap is not being accounted for as a hedge and, consequently, changes in fair value are recorded in net earnings/(loss) as they occur.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.